October 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada Sarmento
Tim Buchmiller

Re:	Xilio Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-259973)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 2,103 copies of the Preliminary Prospectus dated October 18, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 21, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

COWEN AND COMPANY, LLC
GUGGENHEIM SECURITIES, LLC

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
	Name:	Chirag D. Surti
	Title:	Vice President

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Thomas Burkly
	Name:	Thomas Burkly
	Title:	Senior Managing Director

[Signature Page to Xilio Therapeutics, Inc. Acceleration Request]